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                               February 22, 2021

       Daniel Chin
       General Counsel
       Arrival Group
       1, rue Peternelchen
       L-2370 Howald
       Grand Duchy of Luxembourg

                                                        Re: Arrival Group
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-4
                                                            Filed February 16,
2021
                                                            File No. 333-251339

       Dear Mr. Chin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       Amendment No. 2 to Registration Statement on Form F-4

       Item 21. Exhibits and Financial Statement Schedules
       Exhibit 5.1, page II-2

   1. Please have counsel remove the assumption that the Articles have not been amended and remain in full force
and effect without modification. Counsel may not assume that the registrant is legally
incorporated or has sufficient authorized shares. Refer to Section
                                                        II.B.3.a. of Staff
Legal Bulletin No. 19.
   2. We note that counsel has limited reliance only to the board of directors. Please have counsel file a revised
opinion that indicates that purchasers of the securities in the offering are entitled to rely on
the opinion. Please refer to II.B.3.d for Staff Legal Bulletin No. 19.
 Daniel Chin
FirstName  LastNameDaniel Chin
Arrival Group
Comapany22,
February   NameArrival
             2021      Group
February
Page 2 22, 2021 Page 2
FirstName LastName
Exhibit 8.1, page II-2

3. We note that you have filed a short-form tax opinion as exhibit 8.1 and that the tax disclosure in the prospectus will serve as the tax opinion. We therefore note your disclosure on page 139 that there can be no assurance that the merger will qualify as a reorganization under Section 368(a) of the Code. Please revise your disclosure here to more clearly state counsel's tax opinion as to whether the transaction will qualify as under section 368. Whenever there is significant doubt about the tax consequences of the
         transaction, it is permissible for the tax opinion to use    should
rather than    will,    but
         counsel providing the opinion must explain why it cannot give a
will    opinion and
         describe the degree of uncertainty in the opinion. Please refer to Sections III.B. and C. of
         Staff Legal Bulletin No. 19.
       You may contact Andrew Blume at 202-551-3254 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing